BPV FAMILY OF FUNDS

January 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Combined Proxy Statement and Registration Statement on Form N-14 of BPV Small Cap Fund (the “Fund”), a series of the BPV Family of Funds (“BPV”) (File No. 333-208526)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, on behalf of BPV, we respectfully request the withdrawal of the Fund’s combined Proxy Statement and Registration Statement on Form N-14, filed electronically with the Securities and Exchange Commission on December 14, 2015 (Accession No. 0001398344-15-008196) (the “N-14”).

BPV originally filed the N-14 with the purpose of reorganizing the Gator Opportunities Fund, a series of the Gator Series Trust, into a new series of BPV that would have been known as “BPV Small Cap Fund.” However, BPV no longer wishes to participate in the Reorganization, as described in the N-14, and has decided not to execute the Agreement and Plan of Reorganization, as described in the N-14. Therefore, BPV is requesting the withdrawal of the N-14.

BPV confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

If you have any questions or require anything further, please do not hesitate to contact me at jskinner@kilpatricktownsend.com or (336) 607-7512.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

Cc: Michael R. West, President of BPV